UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

NEIMAN MARCUS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Performance Options to Purchase Neiman Marcus, Inc. Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Neiman Marcus, Inc. Common Stock Underlying Class of Securities)

Copies to:
Nelson A. Bangs, Esq.	Amy R. Curtis
NEIMAN MARCUS, INC	Sharon M. Fountain
One Marcus Square, 1618 Main Street	Thompson & Knight LLP
Dallas, Texas 75201	1722 Routh Street, Suite 1500
(214) 743-7610	Dallas, Texas 75201
(214) 969-1700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,832,335.75	$438.00

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that 26,614.456 eligible options to purchase the Issuer’s common stock that are outstanding under the Neiman Marcus, Inc. Management Equity Incentive Plan will be tendered pursuant to the offer. These options have an aggregate value of $7,832,335.75 calculated based on a Black-Scholes-Merton option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per million of the value of the transaction (prorated for amounts less than one million).

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$508.00
Form or Registration No.:	005-85091
Filing party:	Neiman Marcus, Inc.
Date filed:	November 17, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Neiman Marcus, Inc., a Delaware corporation (“Neiman Marcus”), with the Securities and Exchange Commission on November 17, 2009 and Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on November 24, 2009, in connection with its offer to exchange all of the outstanding performance options to purchase Neiman Marcus common stock, par value $0.01 per share (“Neiman Marcus shares”) that are properly tendered and not properly withdrawn for new performance options to purchase Neiman Marcus shares from the employees of Neiman Marcus and its subsidiaries. The exchange offer will be conducted upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 17, 2009, as amended November 24, 2009 (the “Offer to Exchange”) and the related election form and withdrawal form (which together, as may be amended or supplemented from time to time, constitute the exchange offer).

All information in the Offer to Exchange, including all exhibits and schedules thereto, which were previously filed with the Schedule TO, are hereby expressly incorporated by reference in this Amendment No. 2 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meaning ascribed to them in the Offer to Exchange as amended or supplemented.

This Amendment No. 2 is being filed for the purpose of amending and supplementing the information in Schedule A–Selected Financial Data of the Offer to Exchange to include data from Neiman Marcus’s fiscal quarter ended October 31, 2009. This Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 10.	Financial Statements.

Item 10 of the Schedule TO is hereby amended and replaced with the following:

(a)	Financial Information.

The financial information set forth in the Offer to Exchange under “The Exchange Offer—Information Concerning Us; Financial Information,” “Amended Schedule A to the Offer to Exchange—Selected Financial Data,” and referenced in “The Exchange Offer—Information Concerning Us; Financial Information—Additional Information” is incorporated herein by reference. Our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

Item 12.	Exhibits.

The Exhibit Index attached to this Amendment No. 2 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

NEIMAN MARCUS, INC.

/s/ NELSON A. BANGS
Nelson A. Bangs
Senior Vice President and General Counsel

Date: December 9, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 17, 2009, as amended November 24, 2009

(a)(1)(B)*	Election Form

(a)(1)(C)*	Withdrawal Form

(a)(1)(D)*	Memorandum to Employees

(a)(1)(E)*	Form of Email Communication to Employees

(a)(1)(F)*	Form of Individual Listing of Eligible Options

(a)(1)(G)*	Slides from Employee Presentation, as amended

(a)(1)(H)*	Form of Email Communication to Employees

(a)(1)(I)*	Amended Schedule A to Offer to Exchange–Selected Financial Data

(b)	Not applicable

(d)(1)*	Newton Acquisition, Inc. Management Equity Incentive Plan (effective November 29, 2005) (now the Neiman Marcus, Inc. Management Equity Incentive Plan)

(d)(2)*	Amendment to the Newton Acquisition, Inc. Management Equity Incentive Plan (effective as of January 1, 2009)

(d)(3)*	Second Amendment to the Neiman Marcus, Inc. Management Equity Incentive Plan (effective as of November 16, 2009)

(d)(4)*	Form of Amended and Restated Stock Option Grant Agreement under the Neiman Marcus, Inc. Management Equity Incentive Plan (Non-Qualified Stock Options)

(g)	Not applicable

(h)	Not applicable

*	Previously filed.

AMENDED

SCHEDULE A

TO OFFER TO EXCHANGE

SELECTED FINANCIAL DATA

The following selected financial data is qualified in entirety by our consolidated financial statements (and the related Notes thereto) contained in Item 15 of our Annual Report on Form 10-K for the fiscal year ended August 1, 2009 and Item 1 of our Form 10-Q for the quarterly period ended October 31, 2009 and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 7 of our Annual Report on Form 10-K for the fiscal year ended August 1, 2009 and Item 2 of our Form 10-Q for the quarterly period ended October 31, 2009. Terms capitalized in this “Selected Financial Data” and not defined have the meanings set forth in our Annual Report on Form 10-K for the fiscal year ended August 1, 2009 and Form 10-Q for the quarterly period ended October 31, 2009.

	Unaudited		(Successor)							(Predecessor)
(in millions)	Thirteen Weeks Ended October 31, 2009	Thirteen Weeks Ended November 1, 2008	Fiscal year ended August 1, 2009		Fiscal year ended August 2, 2008		Fiscal year ended July 28, 2007		Forty- three weeks ended July 29, 2006	Nine weeks ended October 1, 2005	Fiscal year ended July 30, 2005
OPERATING RESULTS
Revenues	$868.9	$985.8	$3,643.3		$4,600.5		$4,390.1		$3,397.7	$632.4	$3,695.1
Cost of goods sold including buying and occupancy costs (excluding depreciation)	534.2	617.7	2,536.8		2,935.0		2,753.8		2,219.4	371.5	2,349.2
Selling, general and administrative expenses (excluding depreciation)	218.8	242.8	882.7		1,045.4		1,015.1		802.4	155.6	907.3
Income from credit card program, net	(13.1)	(13.0)	(50.0)		(65.7)		(65.7)		(49.4)	(7.8)	(71.6)
Depreciation and amortization	54.1	56.6	223.5		220.6		208.7		166.6	19.2	103.6
Impairment charges	—	—	703.2	(2)	31.3	(3)	11.5	(4)	—	—	—
Operating earnings (loss)	74.8	81.6	(652.9	)(2)	466.4	(3)	476.8	(4)	258.7	70.3 (5)	397.4	(6)
Earnings (loss) from continuing operations before income taxes	15.5	23.7	(888.5)		226.6		217.0		41.0	71.2	385.2
(Loss) earnings from discontinued operations, net of tax (7)	—	—	—		—		(22.8)		(14.0)	(0.8)	5.0
Net earnings (loss)	$8.5	$12.9	$(668.0)		$142.8		$111.9		$12.5	$44.2	$248.8

	Unaudited		(Successor)							(Predecessor)
(in millions)	October 31, 2009	November 1, 2008	August 1, 2009		August 2, 2008		July 28, 2007		July 29, 2006			July 30, 2005(1)
FINANCIAL POSITION
Cash and cash equivalents	$319.2	$115.4	$323.4		$239.2		$141.2		$223.7			$852.6
Merchandise inventories	863.7	1,084.3	755.0		978.0		918.3		793.6			729.3
Total current assets	1,305.8	1,347.7	1,221.5		1,363.7		1,215.0		1,135.9			1,708.5
Property and equipment, net	973.6	1,068.5	992.7		1,075.3		1,043.7		1,030.3			836.7
Total assets	5,628.1	6,515.5	5,581.0		6,556.8		6,501.0		6,608.0			2,660.7
Current liabilities	587.1	650.2	563.5		706.7		767.9		699.1			617.3
Long-term liabilities	$4,109.5	$4,182.7	$4,098.7		$4,173.6		$4,175.1		$4,474.9			$457.3

	Unaudited		(Successor)							(Predecessor)
(in millions, except sales per square foot)	Thirteen Weeks Ended October 31, 2009	Thirteen Weeks Ended November 1, 2008	Fiscal Year Ended August 1, 2009		Fiscal Year Ended August 2, 2008		Fiscal Year Ended July 28, 2007		Forty- three Weeks Ended July 29, 2006	Nine weeks ended October 1, 2005		Fiscal year ended July 30, 2005
OTHER OPERATING DATA
Capital expenditures	$17.3	$33.5	$101.5		$183.5		$147.9		$138.2	$25.6		$190.3
Depreciation expense	$35.8	$38.6	$150.8		$148.4		$136.5		$107.0	$19.2		$103.6
Rent expense and related occupancy costs	$21.0	$22.1	$85.4		$92.6		$87.5		$69.3	$12.5		$72.3
Change in comparable revenues (8)	(13.7)%	(14.5)%	(21.4)%		1.7%		6.7%		6.8%	9.8%		9.8%
Number of stores open at period end	43	42	42		41		40		38	37		36
Sales per square foot	$112	$133	$475		$634	(9)	$638		$508	$103		$577
NON-GAAP FINANCIAL MEASURE
EBITDA (10)	$128.9	$138.2	$(429.4	)(2)	$687.0	(3)	$685.6	(4)	$425.3	$89.5	(5)	$501.1	(6)
Adjusted EBITDA (10)	$128.9	$138.2	$273.8		$685.8		$686.9		$425.3	$113.0		$510.2

(1)	The selected financial data as of July 30, 2005 reflect adjustments to the Predecessor’s audited consolidated financial statements to reclassify the operations of Gurwitch Products, L.L.C. and Kate Spade LLC as discontinued operations.

(2)	For fiscal year 2009, operating earnings and EBITDA include pretax impairment charges related to 1) $329.7 million for the writedown to fair value of goodwill, 2) $343.2 million for the writedown to fair value of the net carrying value of tradenames and 3) $30.3 million for the writedown to fair value of the net carrying value of certain long-lived assets.

(3)	For fiscal year 2008, operating earnings and EBITDA include 1) $32.5 million of other income related to a pension curtailment gain as a result of our decision to freeze certain Pension and SERP benefits as of December 31, 2007, offset by 2) $31.3 million pretax impairment charge related to the writedown to fair value of the Horchow tradename.

(4)	For fiscal year 2007, operating earnings and EBITDA include 1) $11.5 million pretax impairment charge related to the writedown to fair value of the Horchow tradename, offset by 2) $4.2 million of other income we received in connection with the merger of Wedding Channel.com, in which we held a minority interest, and The Knot and 3) $6.0M of other income related to aged, non-escheatable gift cards.

(5)	For the nine weeks ended October 1, 2005, operating earnings and EBITDA include $23.5 million of transaction and other costs incurred in connection with the Acquisition. These costs consist primarily of $4.5 million of accounting, investment banking, legal and other costs associated with the Acquisition and a $19.0 million non-cash charge for stock compensation resulting from the accelerated vesting of Predecessor stock options and restricted stock in connection with the Acquisition.

(6)	For fiscal year 2005, operating earnings and EBITDA include a $15.3 million pretax loss related to the disposition of Chef’s Catalog in November 2004 and a $6.2 million pretax gain related to the sale of our credit card portfolio.

(7)	(Loss) earnings from discontinued operations, reflects the operations of Kate Spade LLC (prior to its sale in December 2006) and Gurwitch Products, L.L.C. (prior to its sale in July 2006).

(8)	Comparable revenues include 1) revenues derived from our retail stores open for more than fifty two weeks, including stores that have been relocated or expanded and 2) revenues from our Direct Marketing operation. Comparable revenues exclude 1) revenues of closed stores, 2) revenues from our discontinued operations (Gurwitch Products, L.L.C. and Kate Spade LLC) and 3) revenues of our previous Chef’s Catalog operations (sold in November 2004). The calculation of the change in comparable revenues for fiscal year 2008 is based on revenues for the fifty two weeks ended July 26, 2008 compared to revenues for the fifty two weeks ended July 28, 2007.

(9)	Sales per square foot for fiscal year 2008 is based on revenues for the fifty two weeks ended July 26, 2008.

(10)	For an explanation of EBITDA and Adjusted EBITDA, see Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measure-EBITDA and Adjusted EBITDA” in our Annual Report on Form 10-K for our fiscal year ended August 1, 2009 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 2 of our Form 10-Q for the quarterly period ended October 31, 2009.

Book Value.

At October 31, 2009, Neiman Marcus had a book value per share of $919.

Ratio of Earnings to Fixed Charges.

For fiscal year 2009, the aggregate amount of fixed charges exceeded our earnings by approximately $888.4 million which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for fiscal year 2009 is primarily due to the pretax impairment charges related to 1) $329.7 million for the writedown to fair value of goodwill, 2) $343.2 million for the writedown to fair value of the net carrying value of tradenames and 3) $30.3 million for the writedown to fair value of the net carrying value of certain long-lived assets.

Our ratio of earnings to fixed charges for the fiscal year ended August 2, 2008 was 1.8.

Our ratio of earnings to fixed charges for the thirteen week periods ended October 31, 2009 and November 1, 2008 was 1.2 and 1.4, respectively.